Exhibit 99.1

TRILLION ENERGY RECEIVES DECEMBER GAS REVENUES FOR SASB

January 25, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62). Trillion is pleased to provide an update on revenue receipts and production data from SASB for the month of December 2022 for the two new producing wells.

As production commenced on November 4th, 2022 for South Akcakoca-2 and November 24th 2022 for Akcakoca, both wells contributed a full month of production to December’s revenues. Trillion’s 49% share of December 2022 gas production (net of utility gas volumes) was 87.4 MMcf, generating USD $2,647,053 before royalties (US $2,342,633 after royalties) net to the Company. Daily gas production volumes from the wells increased slightly during December due to production rates being fine-tuned.

Drilling Update - Guluc-2 well

The Company is pleased that the Guluc-2 well is nearing completion at 3,524 meters -it is expected to reach total depth of 3,981 meters within days. Drilling results so far been very encouraging with gas shows having been encountered relatively early in the Akcakoca Member sands, a very positive sign.

Arthur Halleran, CEO of Trillion stated:

“As per our plan, the gas revenues generated are being used to fund further drilling activities at SASB. With the identification of new sidetrack locations, long lead items are required to be purchased in a timely manner to facilitate drilling of the sidetrack wells in the second and third quarters of 2023.”

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.